# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: UNIVERSAL SAFETY PRODUCTS, INC., CIK 0000102109
CUSIP: 913821302
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11407 CRONHILL DRIVE, SUITES A-D, OWINGS MILLS, Maryland (MD), 21117-3586
Date of event which requires filing of this statement: 09/25/2025
Filed by CIK 0001704898
Persons authorized to receive notices and communications: Kenneth Schlesinger, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- JLA Realty Associates, LLC (CIK 0001704898): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 0; shared voting power 227,400; sole dispositive power 0; shared dispositive power 227,400; aggregate amount beneficially owned 227,400 (9.8% of the class)
- CASPI STEVEN (CIK 0001399887): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 227,400; sole dispositive power 0; shared dispositive power 227,400; aggregate amount beneficially owned 227,400 (9.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: UNIVERSAL SAFETY PRODUCTS, INC.
Address of issuer's principal executive offices: 11407 CRONHILL DRIVE, SUITES A-D, OWINGS MILLS, Maryland (MD), 21117-3586
Comment: This Amendment No. 2 ("Amendment No. 2") amends the statement on Schedule 13D originally filed by the Reporting Persons on July 2, 2025, as amended (the "Schedule 13D"), and relates to the Common Stock of Universal Safety Products, Inc. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 2 shall have the meaning assigned to such term in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Transactions in the class effected during the past sixty days:
Item 5(c) is amended and restated as follows:

The Reporting Persons have not undertaken any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On September 25, 2025, SJC Lending, LLC ("SJC Lending"), a Delaware limited liability company of which Mr. Caspi is the sole member purchased from the Issuer a convertible promissory note due September 25, 2026 in original principal amount of $1,650,000 (the "September Convertible Note") for a purchase price of $1,500,000 pursuant to a Securities Purchase Agreement (the "SPA") with the Issuer dated August 13, 2025 providing for the purchase from time to time by SJC Lending from the Issuer of convertible promissory notes in an aggregate principal amount of up to $2,750,000 for a total purchase price of $2,500,000. Under the SPA, SJC Lending purchased such notes in tranches, with the first tranche consisting of the purchase on August 12, 2025 of a convertible promissory note due August 13, 2026 in original principal amount of $1,100,000 (the "August Convertible Note" and, together with the September Convertible Note, the "Convertible Notes") for a purchase price of $1,000,000. The purchase of the September Convertible Note constituted the second and third tranche. Pursuant to the SPA, from August 13, 2025 until the date that is (1) year therefrom, SJC Lending shall have a right of first refusal with respect to any investment proposed to be made by any individual or entity for each and every future public or private equity offering, including a debt instrument convertible into equity of the Issuer during such period.

The Convertible Notes accrue interest at the rate of 8% per annum, unless an event of default (as defined in the Convertible Notes) occurs, at which time the Convertible Notes in excess of $500,000 would accrue interest at 20% per annum. The Convertible Notes are convertible into Shares at any time after the later of the record date for the upcoming dividend or NYSE American approval of the Supplemental Listing Application (as defined in the Convertible Notes) at a conversion price equal to the greater of (i) $1.00 (the "Floor Price"), which Floor Price will not be adjusted for stock dividends, stock splits, stock combinations or other similar transactions and (ii) 80% of the lowest volume weighted average price, or VWAP, of the common stock during the ten trading days immediately prior to the date of conversion into common stock, but not greater than $10.00 per share. The Convertible Notes may not be converted into Shares to the extent that after giving effect to such conversion, SJC Lending, together with the other Attribution Parties collectively would beneficially own in excess of 4.99% of the outstanding common stock of the Issuer.

The foregoing descriptions of the SPA and the Convertible Notes do not purport to be complete and are qualified in their entirety by reference to the SPA filed as Exhibit 99.1 hereto and the form of Convertible Notes filed as Exhibit 99.2 hereto and which are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Securities Purchase Agreement, dated August 13, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed August 14, 2025)

99.2 - Form of Convertible Promissory Note (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed August 14, 2025)

## Signatures
- JLA Realty Associates, LLC: /s/ Steven J. Caspi, Steven J. Caspi, Manager (09/26/2025)
- CASPI STEVEN: /s/ Steven J. Caspi, Steven J. Caspi (09/26/2025)